345 Inverness Drive South

Building C, Suite 310

Englewood, CO 80112

October 19, 2012

Via Edgar and Overnight Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr. Terence O’Brien
Ms. Jenn Do
Mr. Al Pavot

Re:	Gevo, Inc.
Form 10-K
Filed February 25, 2012
File No. 1-35073

Dear Mr. O’Brien, Ms. Do and Mr. Pavot,

We are providing this letter in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 10, 2012 (the “Comment Letter”) to Mark Smith, Chief Financial Officer of Gevo, Inc., a Delaware corporation (the “Company”).

Responses to Comment Letter

Our responses to the Staff’s specific comments are below. For your convenience, we have restated them and keyed our responses to the numbering and headings used in the Comment Letter.

Form 10-K filed February 25, 2012

1. Nature of Business and Significant Accounting Policies, page 89

Comment:

1.	The existing language in the audit report explanatory paragraph is confusing in that it suggests there is a material uncertainty about your ability to continue as a going concern. However, the paragraph lacks the specific language required by paragraph .12 of AU Section 341. Consequently, it is not clear whether the auditor has in fact concluded that a material going concern uncertainty exists. Please have your auditors revise the language in future filings to evidence clear compliance with AU Section 341.

Response:

We respectfully advise the Staff that we have discussed the foregoing comment with our auditors, Deloitte & Touche LLP (Deloitte). Deloitte has indicated that the language contained in their audit report is an emphasis of a matter paragraph under the guidance in AU Section 508 and is intended to call attention to the Company’s disclosure regarding their status as a development stage enterprise. The paragraph was not intended to indicate substantial doubt existed about the Company’s ability to continue as a going concern. Deloitte has also indicated that in future filings that include audited financial statements of the Company, they will continue to consider the guidance in AU Section 341 regarding the Company’s ability to continue as a going concern and if substantial doubt regarding the Company’s ability to continue as a going concern is determined to exist, their report will include appropriate language that such substantial doubt exists in compliance with the guidance in AU Section 341.

Mr. Terence O’Brien

United States Securities and Exchange Commission

October 19, 2012

Comment:

2.	On page 90 you state that “Substantially all ethanol sold through Agri-Energy from the date of acquisition through December 31, 2011 was sold to C&N Ethanol Marketing (“C&N”).” However, you later state that accounts receivable from C&N made up only 58% of your total accounts receivable balance at that date. In future filings, please explain the apparent disparity.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that our future filings, beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2012, will explain the apparent disparity noted above by clearly describing the relationship between the Company’s sources of revenue and the concentration of credit risk associated with our accounts receivable as of future reporting dates.

3. Property, Plant and Equipment, page 96

Comment:

3.	We note that the biggest portion of your gross property, plant and equipment is comprised of buildings, site improvements, plant machinery and equipment of $20.4 million in the aggregate. Please revise future filings to break this group out into more meaningful amounts, i.e., provide a separate line item for buildings, one for site improvements, and one for plant machinery and equipment. Disclose estimated useful lives by those groupings as well.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that we will revise such disclosure in our future filings, beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2012, to break this group out into more meaningful amounts which shall include disclosure of the balances of plant machinery and equipment, site improvements and buildings and their related estimated useful lives, as separate line items.

17. Commitments and Contingencies, page 113

Comment:

4.	You state with regard to the Butamax lawsuit that “Due to the very early stage of this lawsuit, the Company has determined that the possible loss or range of loss related to this lawsuit cannot be reasonably estimated at this time.” In your future annual and quarterly filings, please disclose in MD&A the extent to which this litigation may impact your current and proposed operations. Address the potential impact of the corresponding legal expenses on your liquidity. Also, describe the potential impact of unfavorable judgments, both on an individual and on an aggregate basis. In this regard, please note the guidance in Section 501.02 of the Financial Reporting Codification.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that on page 30 of our Form 10-Q for the period ended June 30, 2012 (Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)), we have disclosed the impact that changes in legal-related expenses have had on our selling, general and administrative costs, as reflected in our statement of operations. Additionally, on page 38 of our

Mr. Terence O’Brien

United States Securities and Exchange Commission

October 19, 2012

Form 10-Q for the period ended June 30, 2012 (Item 1A – Risk Factors), we have provided an updated discussion of the risks associated with our ongoing litigation with Butamax Advanced Biofuels LLC. In light of the Staff’s comments, we will update the foregoing disclosures in our future periodic reports. Beginning with our Form 10-Q for the period ended September 30, 2012, we will also review and update the disclosures in our MD&A in accordance with the Staff’s comments and the guidance in Section 501.02 of the Financial Reporting Codification to ensure that such disclosures specifically address the extent to which this litigation may impact our current and proposed operations, the potential impact of corresponding legal expenses on our liquidity, and the possible impact of unfavorable judgments, both on an individual and on an aggregate basis.

Form 8-K filed September 24, 2012

Comment:

5.	We note herein your disclosure that you will not achieve your “desired year-end run rate” on isobutanol production levels and that, as a result, you are making a temporary shift to ethanol production. In future filings in MD&A, beginning with your September 30, 2012 Form 10-Q, please address the requirements of Item 303(a)(i) and (ii) of Regulation S-K. In this regard, at a minimum, we would expect disclosure of the following:

•	Quantify the volume of isobutanol actually sold and shipped;

•	Quantify at what price(s) such isobutanol was sold;

•	Quantify the gross profit or gross loss generated from the sale of isobutanol; and

•	Quantify the volume and price of future isobutanol sales that would be required for you to break-even.

Further, you should, for each period presented:

•	Quantify the volume of ethanol actually sold and shipped;

•	Quantify at what price(s) you have sold ethanol;

•	Explain material variances in volume and price; and

•	Quantify the volume-price mix that would achieve break-even if you sold only ethanol.

Finally, disclose in MD&A in future filings the specific event(s) that occurred during the quarter ended September 30, 2012 to cause you to shift production from isobutanol to ethanol. Address the extent to which the change was due to changes in market prices, changes in expected demand, manufacturing problems, the Butamax litigation, etc. We note from the press release for the second quarter only that you have decided to implement “adjustments” to “optimize certain specific parts of our technology to further enhance bio-isobutanol production rates.” Refer to Section 501.12.b.3 of the Financial Reporting Codification.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that, beginning with our Form 10-Q for the period ended September 30, 2012, to the extent that we have reportable sales of isobutanol and/or ethanol, we will include in our MD&A additional quantitative and qualitative operational and financial information associated with our sources of revenue, including such sales of isobutanol and/or ethanol, in accordance with the requirements of Item 303(a)(i) and (ii) of Regulation S-K. Such disclosure will include a discussion of the facts and circumstances which led to our plan to temporarily revert to ethanol production while we optimize specific parts of our technology to further enhance isobutanol production rates. We will also include in our discussion the impact that this decision is likely to have on our future cash flows, results of operations and liquidity.

Mr. Terence O’Brien

United States Securities and Exchange Commission

October 19, 2012

In connection with responding to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above or any other matter, please contact Mark Smith at (720) 267-8620.

Sincerely,

/s/ Mark Smith
Mark Smith Chief Financial Officer